Exhibit 99.3

News

RiT TECHNOLOGIES APPOINTS STINS COMAN DISTRIBUTOR IN CIS CARRIER MARKET

Tel Aviv, Israel – November 4, 2008 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced that it has appointed STINS COMAN Corporartion, a subsidiary of STINS COMAN Incorporated, RiT’s principal shareholder, to be its non-exclusive distributor of carrier solutions in the CIS market.

STINS COMAN has served as RiT’s distributor of enterprise solutions in Russia since 1994. Recently, RiT’s Audit Committee and Board of Directors also approved the appointment of STINS COMAN as RiT’s non-exclusive distributor of carrier solutions in the CIS market until, initially, September 2009.

Mr. Avi Kovarsky, RiT’s CEO and President, said “we have a long standing and beneficial relationship with STINS COMAN in the enterprise solutions market in Russia. We believe that appointing them as our non-exclusive distributor of carrier solutions can deepen our presence in the CIS market in another important sector of our operations.”

NOTE: For additional details regarding the transaction and the right of shareholder(s) to demand shareholder approval thereof until November 18, 2008, shareholders should read the Report on Form 6-K that RiT will be filing today with the Securities and Exchange Commission (SEC).

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd.